SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2013

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein are a proxy statement and proxy card to be sent to shareholders in connection with the Annual General Meeting of Shareholders scheduled for November 28, 2013.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: October 31, 2013
	By:	/s/ Raviv Segal
Name: Raviv Segal Title: Chief Financial Officer

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 28, 2013

NOTICE IS HEREBY GIVEN that on Thursday, November 28, 2013, at 4:00 p.m. Israeli time, the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held at the offices of the Company at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.
To re-elect Mr. Zwi Williger, Mr. Joseph Williger and Mr. Chaim Gertal, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law");

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2013 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	To approve the Company's Compensation Policy for Directors and Officers;

4.	To approve annual bonus for 2012 to the Company's Chief Executive Officer, Mr. Gil Hochboim;

5.	To approve an equity grant of 200,000 options to the Company's Chairman of the Board of Directors, Mr. Zwi Williger;

6.	To approve an equity grant of 200,000 options to the Company's President and Director, Mr. Joseph Williger;

7.	To approve an equity grant of 30,000 options to the Company's Chief Executive Officer, Mr. Gil Hochboim; and

8.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2012, together with the report of the auditors thereon and the report of the Board of Directors for such year.

A shareholder who wishes to vote at the Meeting, but who is unable to attend in person, may appoint a representative to attend the Meeting and vote on such shareholder’s behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting (no later than November 26, 2013 at 4:00 p.m (Israel time)).

In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or to the offices of the Company’s transfer agent no later than 48 hours prior to the Meeting (no later than November 26, 2013 at 4:00 p.m. (Israel time)).

The Board of Directors has fixed the close of business on October 24, 2013 as the record date for determination of the shareholders entitled to notice of, to attend and to vote at, the Meeting.  Only shareholders of record at the close of business on October 24, 2013 (the “Record Date”) are entitled to vote at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

You are cordially invited to attend the Meeting.  Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2012, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day from November 10, 2013 until November 14, 2013, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

By order of the Board of Directors,
/s/ Zwi Williger

Zwi Williger
Chairman of the Board of Directors
November 4, 2013

ii

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street,Northern Industrial Zone,
Yavne 81106 Israel

PROXY STATEMENT
______________________________________

This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company”) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on November 28, 2013 at 4:00 p.m. (Israeli time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106, Israel, and at any adjournment thereof.  This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about November 4, 2013.

General Information

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  A form of proxy for use at the Meeting is attached. All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company’s transfer agent by 4:00 p.m. (Israel time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein.  If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation’s board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization.  A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the Company’s offices at least 24 hours prior to the Meeting.  If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.  If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification.  Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of each of the matters described herein.

The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum for the transaction of business at the Meeting.  Under the Company’s Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders.  If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

Proxies will be solicited primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The adoption of resolutions 1 and 2 as described herein is contingent upon, in each case, the favorable vote of a simple majority of the Company’s shareholders attending and voting at the Meeting.

   The approvals of Proposals 3, 4 and 7 require the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approvals of Proposals 5 and 6 require the affirmative vote of the Company's shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to Proposals 3, 4 and 7 or have a personal interest in the approval of Proposals 3, 4, 5, 6 and 7, no matter whether you vote for or against these Proposals. If you fail to notify the Company as to whether or not you are a controlling shareholder of the Company, or acting on its behalf, with respect to Proposals 3, 4 and 7, or have a personal interest in the approval of Proposals 3, 4, 5, 6 and 7, your vote will not be counted with respect to the Proposal(s) for which you failed to provide notification.

Only shareholders of record at the close of business on October 24, 2013 (the “Record Date”) are entitled to vote at the Meeting.  At the close of business on the Record Date, 12,974,245 Ordinary Shares were outstanding and eligible for voting at the Meeting.  Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as on each day from November 10, 2013 until November 14, 2013, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

To the extent you would like to state your position with respect to any of the proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Companies Law, you may do so by delivery of a notice to the Company’s offices located at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, not later than November 8, 2013.  Our Board of Directors may respond to your notice not later than November 15, 2013.

Following the Meeting, one or more shareholders holding, at the Record Date, at least 648,712 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company’s offices during business hours.

THIS PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV HATZBA’A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of October 28, 2013, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than 5% of the Ordinary Shares. The information presented in the table is based on 12,974,245 Ordinary Shares outstanding as of October 28, 2013.

Name and Address	Number of Ordinary Shares Beneficially Owned		Percentage of Ordinary Shares
Willi Food Investments Ltd. (“Willi Food”) (1)	7,547,318		58.17%
Zwi Williger (1)(2)	8,051,725	(2)	62.06%
Joseph Williger (1)(2)	7,547,318	(2)	58.17%
All directors and officers as a group (2 persons)	8,051,725	(2)	62.06%

(1)
Willi Food’s securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.  The business address of each of Messrs. Joseph Williger and Zwi Williger is c/o the Company, 4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106 Israel.

(2)
Includes 7,547,318 Ordinary Shares owned by Willi Food. Messrs. Zwi Williger and Joseph Williger serve as directors of Willi Food and of the Company, and are deemed under the Companies Law as the controlling shareholders of Willi Food.

All of the shareholders of the Company (including Willi Food) have the same number of votes for each ordinary share held.  Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company’s other shareholders. The Company believes that, as of October 28, 2013, 4,922,520 Ordinary Shares (approximately 37.94% of its outstanding Ordinary Shares) were held by persons who were not officers, Directors or the owners of 10% of the Company's outstanding Ordinary Shares.  As of October 28, 2013, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees.  These holders of record, including a part of the Company’s shares held by Willi Food through brokers, represented approximately 73.8% of the total outstanding Ordinary Shares.  Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

The Board of Directors has proposed that the following persons, all of whom are incumbent Directors, be re-elected as Directors to serve in such office until the next Annual General Meeting of shareholders, and until their respective successors have been duly elected: (i) Zwi Williger, (ii) Joseph Williger and (iii) Chaim Gertal.  Such nominees are to serve together with Ms. Ayelet Eliav and Mr. Boaz Nissimov who serve as the External Directors of the Company.  Unless authority to do so is withheld, it is intended that proxies solicited by the Board of Directors will be voted for the election of the persons nominated.  If any nominee is unable or unwilling to serve, which the Board of Directors does not anticipate, the persons named in the proxy will vote for another person in accordance with their best judgment.

The following information with respect to each person nominated and recommended to be elected as Director is based upon the records of the Company and information furnished to it by the nominee.

Zwi Williger, age 58, has served as the active Chairman of the Company since January 1997. From January 1997 until September 2011 he also served as Chief Operating Officer of the Company, and from the inception of the Company in January 1994 until January 1997, as a Director and Manager of Marketing Development of the Company. Mr. Williger has also served as a Director of the Company’s subsidiaries, W.F.D. (Import, Marketing and Trading) Ltd. (“W.F.D.”) and Gold Frost Ltd. (“Gold Frost”) since November 1996 and April 2001, respectively. In addition, Mr. Williger has served as a Director of Willi Food since December 1992 and as a Director of Titanic Food Ltd. (“Titanic”), a company he owns together with Mr. Joseph Williger, since April 1990. Mr. Williger attended Fresno University in California.  Zwi Williger is the brother of Joseph Williger, President and a Director of the Company.

Joseph Williger, age 56, has served as President since September 2011 and a Director of the Company since the Company's inception. Since the Company's inception until September 2011 he served as the Chief Executive Officer (or general manager) of the Company. He has also served as a Chairman of the Company’s subsidiaries, W.F.D. and Gold Frost, since November 1996 and April 2001, respectively.  Mr. Williger has also served as a Director and as Chairman of the Board of Willi Food, the controlling shareholder of the Company, since December 1992 and June 1994, respectively. Mr. Williger has served as Director of Titanic since April 1990.  Mr. Williger attended Bar-Ilan University in Israel and Nortrige University in Los Angeles. Mr. Williger is the brother of Zwi Williger, Chairman of the Board of Directors of the Company.

Chaim Gertal, age 77, has served as a Director of the Company since August 2010. Mr. Gertal is a member of the Audit Committee of the Company. From 1979 to 1999, Mr. Gertal was the general manager of Hanetz Import & Export Ltd., a subsidiary of Shufersal Ltd., the biggest supermarket chain in Israel, and at the same time served as head of the Food Importers Committee at the Israeli chamber of commerce. From 1954 to 1979, he served in the IDF, inter alia as commander of a logistics center, after being trained in logistics system management, and retired as a colonel. Mr. Gertal received his degree in Economy, Political Science and Sociology (B.A.) from Bar-Ilan University, Israel.

Audit Committee

The Company’s Ordinary Shares are listed for quotation on the Nasdaq Capital Market, and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies.  Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent Directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Mr. Chaim Gertal, Mrs. Ayelet Eliav and Mr. Boaz Nissimov qualify as independent Directors under the current Nasdaq requirements and are members of the Audit Committee.

The responsibilities of the Audit Committee under the Companies Law include identifying irregularities in the management of the Company’s business and approving related party transactions as required by law.

Compensation Committee

In addition, under the Companies Law, the compensation committee of a public company must consist of at least three members, and all of the external directors must be members of the committee and constitute the majority thereof. The remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ayelet Eliav (Chair), Boaz Nissimov and Chaim Gertal are members of the Board of Director’s Compensation Committee and qualify to be members of a compensation committee under the Companies Law.

Among the responsibilities of the Compensation Committee under the Companies Law are to recommend to the Board Of Directors the compensation policy for the Company's office holders and to determine whether to approve the terms of office and employment of the Company's office holders in situations that require the approval of the Compensation Committee under law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than 50% of its voting power is held by Willi Food. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board of Directors be independent and the rules relating to independence of Directors approving nominations and executive compensation.

Each of the director nominees has attested to the Board of Directors and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that each of Zwi Williger, Joseph Williger and Chaim Gertal be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Board of Directors recommends a vote FOR Proposal No. 1.

PROPOSAL NO. 2 RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants (“Deloitte”), as independent auditors of the Company for the year ending December 31, 2013 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration. Deloitte served as the Company’s independent auditors for the year ended December 31, 2012.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR), Independent Accountants, as independent auditors of the Company for the year ending December 31, 2013 and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

The Audit Committee and the Board of Directors recommend a vote FOR Proposal No. 2.

PROPOSAL NO. 3 APPROVAL OF THE COMPENSATION POLICY FOR THE COMPANY'S
DIRECTORS AND OFFICERS

Under Amendment No. 20 to the Companies Law, which came into effect in December 2012 ("Amendment No. 20"), the compensation terms of officers and directors (the “Officers”) of public companies, such as the Company, must be determined in accordance with a D&O compensation policy (the "Compensation Policy"). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee, and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law).  In accordance with Amendment No. 20, the Compensation Policy must be reviewed and re-approved every three years.

On October 16, 2013, in accordance with the provisions of Amendment No. 20 and following the recommendation of the Compensation Committee, the Board of Directors approved the Compensation Policy and recommended its approval by the shareholders. A convenience English translation of the Compensation Policy is attached hereto as Appendix B. The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and by the Board of Directors, in consultation with an external advisor.

The objective of the Compensation Policy is to achieve the goals and work plans of the Company, including its long-term best interests, by: (a) creating a reasonable and appropriate set of incentives for the Company’s executives while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations; (b) providing the tools necessary for recruiting, motivating and retaining talented and skilled executives in the Company, who will be able to contribute to the Company and maximize its profits in the long term; (c) putting an emphasis on performance based compensation, and tying the executives to the Company and its performance, by matching the executives’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and according to their position; and (d) creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

The Compensation Policy presents the general parameters that will be considered when examining the compensation terms of the Company’s executives will be: (a) the executive’s education, skills, expertise, professional experience and achievements; (b) the executive’s position and level of responsibility and previous employment agreements that were signed between the Company and the executive; (c) the executive’s contribution to the Company’s performance, profits and stability; (d) the level of responsibility borne by the executive due to his position in the Company, and (e) the need of the Company to retain the executive in view of the executive’s special skills, knowledge and/or expertise. The combination of the above-mentioned components is intended to create a balance and appropriate ratio between the fixed compensation and the variable compensation paid to executives so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

The Compensation Policy provides, among other things, that (i) the compensation terms proposed to an executive of the Company will be determined with reference to the existing compensation terms of other Company executives and the compensation terms that are accepted in the market and industry for executives in similar positions, (ii) the Company will be permitted to grant the executives (all or part) a compensation plan that includes a salary, commission (for executives filling a relevant position), a cash award (bonus) and/or share-based payment, (iii) the Company will provide arrangements for the termination of work relations, according to that accepted in the industry and the Company’s customary practices on this matter, (iv) the employment period of the executives shall not exceed three (3) years or will be "at will" with the Company being permitted to terminate such employment without cause by providing an advance notice and (v) the Compensation Policy does not derogate from the provisions of agreements or compensation that were approved before adoption of this Compensation Policy.

It is emphasized that this policy does not grant rights to the Company’s officers and directors, and the adoption of this Compensation Policy in itself does not grant the right to any officer or director of the Company to receive any of the compensation components described in the Compensation Policy. The compensation components that Company officers and directors will be entitled to receive will be only those that are specifically approved by the Company’s authorized bodies, subject to the provisions of any applicable law. The current terms of engagement for the Company's officers and directors, including the President, the Chairman of the Board of Directors and the Chief Executive Officer, are all in accordance with the terms of the the Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Compensation Policy for the Company's directors and officers, substantially in the form attached hereto as Appendix B, and as previously approved by the Board at the recommendation of the Compensation Committee, for a term of three years from approval by this Meeting, be, and the same hereby is, approved.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal 3, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board to approve the Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

The Board of Directors recommends a vote "FOR" Proposal No. 3.

PROPOSAL NO.  4 ANNUAL BONUS FOR 2012 TO THE COMPANY'S CHIEF EXECUTIVE
OFFICER, MR. GIL HOCHBOIM

Mr. Gil Hochboim serves as the Company's Chief Executive Officer. In light of Mr. Hochboim's contribution to the Company, the Board of Directors and the Compensation Committee have determined that Mr. Hochboim has earned an annual bonus payment for the year 2012 in the amount of NIS 63,000 (approximately $18,000). The grant of the annual bonus is based upon the Board of Directors' discretion in accordance with the Company’s financial performance in the 2012 fiscal year, and in accordance with Mr. Hochboim's contribution to the 2012 fiscal year financial performance and is consistent with previous annual bonuses given to Mr. Hochboim. The purpose of the annual bonus payment is, inter alia, to compensate Mr. Hochboim for his service and significant contribution to the Company during the 2012 fiscal year. The proposed annual bonus has been approved in accordance with the transition rules of Amendment No. 20 and is not subject to shareholder approval of the proposed Compensation Policy that is the subject of Proposal 3 and is not otherwise subject to the terms of the Compensation Policy under the Companies Law.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve an annual bonus in the amount of NIS 63,000 to Mr. Gil Hochboim."

The approval of Proposal 4 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the proposal (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors recommend a vote FOR Proposal No. 4.

PROPOSALS NO. 5, 6 AND 7
BACKGROUND INFORMATION REGARDING THE COMPANY'S OPTION PROGRAM

On March 17, 2013, the Company's Compensation Committee decided principally on a framework for the grant of options to Company officers, directors and employees, which would be subject to approval of the Company's compensation policy.  Following approval of the Compensation Policy by the Compensation Committee and Board of Directors on October 16, 2013, the Company's Board of Directors, after prior deliberation by the Compensation Committee, approved an option program pursuant to which the Company would grant to its officers, directors and employees an aggregate of 500,000 options to purchase 500,000 Company ordinary shares, of which 200,000 options would be granted to each of Messrs. Zwi Williger and Joseph Williger, and 30,000 options would be granted to Mr. Gil Hochboim.

PROPOSAL NO. 5 EQUITY COMPENSATION GRANT TO THE COMPANY'S CHAIRMAN OF
THE BOARD OF DIRECTORS, MR. ZWI WILLIGER

Mr. Zwi Williger serves as the Company's Chairman of the Board of Directors. In light of Mr. Williger's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed equity grant described below is appropriate, reasonable and reflects the significant contribution of Mr. Williger to the Company. The purpose of the grant is, inter alia, to compensate Mr. Williger for his service and significant contribution to the Company as well as to provide incentive for Mr. Williger to continue to contribute to the Company's success and results of operations.

The proposed equity grant to Mr. Williger consists of options to purchase 200,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options would vest over three (3) years, with approximately one-third of the options (66,666 options) vesting on each of the first two (2) anniversaries of the equity grant date and 66,668 options vesting upon the third anniversary of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two (2) years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five (5) year anniversary date of the equity grant date. The exercise of the options may occur only while Mr. Williger is still serving as an officer or director of the Company. Should Mr. Williger pass away during the term of the option, his estate shall be entitled to exercise the vested, non-expired options up to 90 days following his passing.

Under the terms of the grant, if there is a stock split or a reverse stock split prior to the exercise or expiration of all options, the number of options granted and exercise price will be adjusted accordingly.  If bonus shares are granted to shareholders prior to the exercise or expiration of all options, the number of shares subject to the options will be increased by the number of bonus shares that Mr. Williger would have received had he exercised his options prior to the record date for the bonus shares.  In the case of a rights offering prior to the exercise or expiration of all options, Mr. Williger will be offered at the time of exercise of options the same rights and in the same amounts that he would have been offered with respect to the ordinary shares underlying such options had he exercised such options prior to the record date for the rights offering.  In the case of a cash dividend distributed prior to the exercise or expiration of all options, the exercise price of the options will be adjusted by multiplying it by a ratio, the numerator of which is the closing share price on the "ex dividend" date and the denominator of which is the closing share price on the record date for the dividend.

The proposed compensation arrangement with Mr. Williger is in accordance with, and is subject to shareholder approval of, the proposed Compensation Policy of the Company that is the subject of Proposal 3.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve a grant of options exercisable into 200,000 Ordinary Shares of the Company to Mr. Zwi Williger in accordance with the Compensation Policy."

The approval of Proposal 5 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders do not have a personal interest in the approval of the equity grant to Mr. Zwi Williger (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors recommend a vote FOR Proposal No. 5.

PROPOSAL NO. 6 EQUITY COMPENSATION GRANT TO THE COMPANY'S PRESIDENT, MR.
JOSEPH WILLIGER

Mr. Joseph Williger serves as the Company's President and serves on the Company's Board of Directors. In light of Mr. Williger's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed equity grant described below is appropriate, reasonable and reflects the significant contribution of Mr. Williger to the Company. The purpose of the grant is, inter alia, to compensate Mr. Williger for his service and significant contribution to the Company as well as to provide incentive for Mr. Williger to continue to contribute to the Company's success and results of operations.

The proposed equity grant to Mr. Williger consists of options to purchase 200,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options would vest over three (3) years, approximately one-third of the options (66,666 options) vesting on each of the first two (2) anniversaries of the equity grant date and 66,668 options vesting upon the third anniversary of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two (2) years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five (5) year anniversary date of the equity grant date. The exercise of the options may occur only if Mr. Williger is still serving as an officer or director of the Company. Should Mr. Williger pass away during the vesting period, his estate shall be entitled to exercise the vested, non-expired options up to 90 days following his passing.

Under the terms of the grant, if there is a stock split or a reverse stock split prior to the exercise or expiration of all options, the number of options granted and exercise price will be adjusted accordingly.  If bonus shares are granted to shareholders prior to the exercise or expiration of all options, the number of shares subject to the options will be increased by the number of bonus shares that Mr. Williger would have received had he exercised his options prior to the record date for the bonus shares.  In the case of a rights offering prior to the exercise or expiration of all options, Mr. Williger will be offered at the time of exercise of options the same rights and in the same amounts that he would have been offered with respect to the ordinary shares underlying such options had he exercised such options prior to the record date for the rights offering.  In the case of a cash dividend distributed prior to the exercise or expiration of all options, the exercise price of the options will be adjusted by multiplying it by a ratio, the numerator of which is the closing share price on the "ex dividend" date and the denominator of which is the closing share price on the record date for the dividend.

The proposed compensation arrangement with Mr. Williger is in accordance with, and subject to shareholder approval of, the proposed Compensation Policy of the Company that is the subject of Proposal 3.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve a grant of options exercisable into 200,000 Ordinary Shares of the Company to Mr. Joseph Williger in accordance with the Compensation Policy."

The approval of Proposal 6 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who do not have a personal interest in the approval of the equity grant to Mr. Joseph Williger (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors recommend a vote FOR Proposal No. 6.

PROPOSAL NO.  7 EQUITY COMPENSATION GRANT TO THE COMPANY'S CHIEF
EXECUTIVE OFFICER, MR. GIL HOCHBOIM

Mr. Gil Hochboim serves as the Company's Chief Executive Officer. In light of Mr. Hochboim's contribution to the Company, and in accordance with the Company's proposed Compensation Policy, the Board of Directors and Compensation Committee have determined that the equity grant described below is appropriate, reasonable and reflects the significant contribution of Mr. Hochboim to the Company. The purpose of the grant is, inter alia, to compensate Mr. Hochboim for his service and significant contribution to the Company as well as to provide incentive for Mr. Hochboim to continue to contribute to the Company's success and results of operations as well as to provide incentive for Mr. Hochboim to continue to contribute to the Company's success and results of operations.

The proposed equity grant to Mr. Hochboim consists of options to purchase 30,000 Ordinary Shares of the Company at an exercise price of $6.50 per share. The options would vest over three (3) years, with one-third of the options (10,000 options) vesting on each of the first three (3) anniversaries of the equity grant date. The options may be exercised immediately upon each stage of periodic vesting, and the last date for exercise of the options is two (2) years after each respective portion of the options has vested, after which the options shall expire.  No options may be exercised following the five (5) year anniversary date of the equity grant date. The equity grant to Mr. Hochboim will be subject to the terms of the 2013 Option Plan that was approved by the Company's Board of Directors on October 16, 2013 and was submitted to the Securities and Exchange Commission on Form 6-K on October 31, 2013. Due to the Company's status as a foreign private issuer, and pursuant to Nasdaq Listing Rules which permits foreign private issuers, such as the Company, to follow home country practices in lieu of certain Nasdaq requirements, a shareholder vote will not sought for the approval of the 2013 Option Plan. The Company will obtain approvals required under Israeli law in connection with grants that are made under the 2013 Option Plan. The equity grant to Mr. Hochboim shall also be in accordance with the "Section 102" track of the Israeli Tax Ordinance, as described in the 2013 Option Plan.

The proposed equity grant to Mr. Hochboim is in accordance with, and subject to shareholder approval of, the proposed Compensation Policy of the Company that is the subject of Proposal 3.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve a grant of options exercisable into 30,000 Ordinary Shares of the Company to Mr. Gil Hochboim in accordance with the Compensation Policy."

The approval of Proposal 7 requires the affirmative vote of at least a majority of the Company’s shareholders holding Ordinary Shares present, in person or by proxy, and voting on the matter, provided that such majority includes: (i) at least a majority of the shares of the voting shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the equity grant to Mr. Gil Hochboim (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and Board of Directors recommend a vote FOR Proposal No. 7.

REVIEW OF THE FINANCIAL STATEMENTS OF THE COMPANY, AUDITORS’ REPORT AND DIRECTORS’ REPORT

The Company will distribute at the Meeting the financial statements, the auditors’ report and the directors’ report for the fiscal year ended December 31, 2012, and will present to the Company shareholders certain highlights thereof.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2012, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between November 10, 2013 until November 14, 2013, between the hours of 9:00 a.m. – 5:00 p.m. at the Company’s offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

A copy of the Company’s financial statements for the year ended December 31, 2012, together with the report of the auditors thereon, is available upon request by writing to Mr. Raviv Segal, CPA, G. Willi-Food International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel.

Dated: November 4, 2013

By Order of the Board of Directors
Zwi Williger, Chairman of the Board of Directors

Appendix A
Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________                                                      Signature: __________________
________________________________________
1
As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(a) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

b) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2
As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3
As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B
[convenience translation]

G. Willi-Food International Ltd.
(hereinafter: “the Company”)

Compensation Policy for Company Officers
(hereinafter: “the policy” and/or “the compensation policy”)

1.	The Objective of the Document

The objective of this document is to define and describe the Company’s officer compensation policy as required in Amendment 20 to the Companies Law – 1999 (hereinafter: “Amendment 20” and “the Companies Law”, respectively).

It is emphasized that this policy does not grant rights to the Company’s officer, and the adoption of this compensation policy in itself does not grant the right to any officer of the Company to receive any of the compensation components described in the compensation policy. The compensation components that the officer will be entitled to receive will be only those that are specifically approved for the officer by the Company’s authorized bodies, subject to the provisions of any applicable law.

If an officer should receive compensation that is less than the compensation provided in this policy, it will not be considered a deviation or exception from this policy, and the officer’s terms of employment as aforesaid shall not require the approval of the general shareholders’ meeting that is required for approving terms of service and employment that deviate from the compensation policy.

The compensation policy will apply to compensation approved as of the date of adoption of the policy by the Company’s general shareholders’ meeting. The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.	Background

According to the requirements of Amendment 20, on November 28, 2013, the Company’s Board of Directors appointed a Compensation committee, whose members are the Company’s two external directors and an independent director whose terms of service are identical to those of the Company’s external directors. The compensation committee is headed by an external director.

3.	The Objective of the Compensation Policy

The purpose of the proposed compensation policy is to help in achieving the goals and work plans of the Company, including for the long term, by:

3.1
Creating a reasonable and appropriate set of incentives for the Company’s officers while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.

3.2
Providing the tools necessary for recruiting, motivating and retaining talented and skilled officers in the Company, who will be able to contribute to the Company and maximize its profits in the long term.

3.3
Putting an emphasis on performance based compensation, and tying the officers to the Company and its performance, by matching the officers’ compensation to their contribution to achieving the Company’s goals and maximizing its profits, from a long-term point of view and according to their position.

3.4	Creating proper balance between the various compensation components (such as fixed versus variable components and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and appropriate ratio between the fixed compensation and the variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

4.	Parameters for Examining the Compensation Policy

Presented hereunder are the general parameters that will be considered when examining the compensation terms of the Company’s officers:

4.1	The officer’s education, skills, expertise, professional experience and achievements.

4.2	The officer’s position and level of responsibility and previous employment agreements that were signed between the Company and the officer.

4.3	The officer’s contribution to the Company’s performance, profits and stability.

4.4	The level of responsibility borne by the officer due to his position in the Company.

4.5	The need of the Company to retain the officer in view of the officer’s special skills, knowledge and/or expertise.

5.	Ratio between the Officers’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s officers, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s officers and the average and median cost of employment of the Company’s employees (including contract workers) while taking into consideration the nature of the officer’s position, his seniority, his level of responsibility and the number of the Company’s employees. In the course of preparing the compensation policy described hereunder, the compensation committee and Board of Directors examined the ratio between the service terms of officers that derive from the adoption of this policy and the average and median cost of employment of the Company’s employees. The compensation committee and Board of Directors decided that these ratios are reasonable and will not have a negative effect on work relations in the Company. Presented hereunder are the aforesaid ratios (according to the compensation ceilings) (*):

Position	According to the average employment cost of the Company’s other employees(*)	According to the median employment cost of the Company’s other employees (*)
Chairman of the Board/President	57	60
CEO	18	19
Deputy CEO	12	13
Other officers who are not directors	10	10

(*) The ratios listed above factor the maximal compensation available under the terms of the Compensation Policy, and are not definitive, such that they are forward-looking and it is possible that the actual figures will be lower.

6.	The Compensation Terms – General

6.1
The compensation terms proposed to an officer of the Company will be determined with reference to the existing compensation terms of other Company officers and the compensation terms that are accepted in the market and industry for officers in similar positions.

6.2
The Company will be permitted to grant the officers (all or part) a compensation plan that includes a salary, commissions (for officers filling a relevant position), a cash award (bonus) and/or share-based payment.

6.3
Furthermore, the Company will provide arrangements for the termination of work relations, according to that accepted in the industry and the Company’s customary practices on this matter as detailed in Paragraph 8 hereunder.

6.4
The employment period of the officers shall not exceed 3 years or will be unlimited with the Company being permitted to terminate it without cause by providing an advance notice as detailed in Paragraph 8.1.

6.5	The compensation policy does not derogate from the provisions of agreements or compensation that were approved before adoption of this compensation policy.

7.	The Compensation Terms – Fixed Component

7.1	General

7.1.1
The base salary constitutes fixed compensation the purpose of which is to compensate the officer for the time and resources he invests in performing his position in the Company and for performing the ongoing duties required by his job.

The base salary of the officer will be determined in the negotiation regarding his employment with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, while taking into consideration the existing salary terms of other Company officers, and it can be determined also with reference to accepted salary terms in the market and industry for officers holding similar positions in comparable companies.

In this document “management fees” or “salary cost” mean the Company’s cost of employment, including related benefits as mentioned in Paragraph 7.3 and excluding accounting provisions in respect of past commitments.

7.2           Base salary

The Company’s Chairman of the Board and President

7.2.1
The monthly salary cost/monthly management fees of the Company’s Chairman of the Board and President (including related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 140 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

Changes in the salary terms of these officers will be made according to the provisions and approvals required by law.

The Company’s CEO (hereinafter: “the CEO”)

7.2.2
The monthly salary cost/monthly management fees of the CEO (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 80 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

The Deputy CEO

7.2.3
The monthly salary cost/monthly management fees of the Deputy CEO (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 70 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

Other officers who are not directors (“the other officers”)

7.2.4
The monthly salary cost/monthly management fees of the other officers (including a 13th salary and related benefits as detailed in Paragraph 7.3 and excluding bonuses and equity compensation) shall not exceed NIS 60 thousand for a full time position (in the case of a lower than 100% position, the ceiling of the aforesaid salary cost will be calculated on a proportionate basis). The salary cost will be linked to the Israeli Consumer Price Index known on the date this policy comes into effect.

7.3	Related benefits

The officers will be entitled to social benefits as provided under law. In addition, the officer’s salary package can include additional benefits, such as a car (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in the law, health insurance, etc. These benefits will be as accepted in the Company on the date of approving the compensation policy, and may be examined from time to time and be adjusted by the compensation committee.

7.4
In addition to the related benefits, the officers will be entitled to a reimbursement of reasonable expenses they incur while performing their duties (such as a cell phone and food and lodging), at an annual amount that does not exceed NIS 60 thousand for the Company’s Chairman of the Board and President (each) and NIS 12 thousand for each of the other officers and the Deputy CEO.

8.	The Compensation Terms – Advance Notice and Retirement Terms

8.1	Advance notice

8.1.1
The advance notice period for termination of employment will be determined on an individual basis with each officer, with reference to the parameters detailed in Paragraph 4 above and to the advance notice periods prescribed in employment agreements of the other Company officers and the advance notice periods accepted in the market and industry for officers holding similar positions.

8.1.2
With regard to Company officers who on the date of approving the compensation policy have personal employment agreements that refer to the advance notice period, there will be no change in this period as provided in their employment agreements. In any event, the advance notice period of each officer is limited to the following ceilings:

Position	Ceiling in terms of time
Company Chairman of the Board	Up to 6 months in case of resignation/up to 18 months in case of dismissal
Company President
Company CEO	Up to 4 months
Other officers	Up to 4 months

8.1.3
The Company, with the approval of the Compensation committee, will be permitted to demand from the officer to continue his service during the advance notice period or to conclude his service before the end of the advance notice period. It is clarified that the employee will be entitled to the full amount of the payment due to him in respect of the advance notice period.

8.1.4
The officers will be entitled to the payment of related benefits in the advance notice period. It is clarified that other than the Company’s Chairman of the Board and President, an officer that did not actually work in the advance notice period will not be entitled to the payment of bonuses for that period.

8.2	Retirement grants

8.2.1	The Company’s Board of Directors will be permitted to approve retirement grants as indicated hereunder.

8.2.2	The entitlement to a retirement grant, in terms of the officer’s monthly salaries, shall not exceed the limits presented in the table below:

Position	Employment period less than 5 years	Employment period more than 5 years
Company Chairman of the Board
100% of the annual management fees mentioned in Paragraph 7.2.1 above. In addition, these officers will be entitled to bonuses in respect of the Company’s results of operations for one year after the retirement date. It is clarified that the right to a retirement grant and bonuses as aforesaid applies in the case of resignation only.

Company President
Company CEO	2 monthly salaries1	3 monthly salaries
Other officers	2 monthly salaries	3 monthly salaries

8.2.3	The retirement grants will be discussed by the compensation committee that will provide its recommendation to the Board of Directors, and will comply with all the following conditions:

▪	The officer was employed by the Company for at least two years.

▪	Throughout his period of employment the officer has made a significant contribution to advancing the Company’s business.

▪	The officer is not leaving the Company’s employ under circumstances justifying the non-payment of severance pay.

▪	The Company’s President and CEO (or Chairman of the Board in the event of the CEO retiring) recommended the payment of a retirement grant.

9.	The Compensation Terms – Variable Component

9.1	Cash bonus (hereinafter: “bonus”)

9.1.1	The Company is permitted to grant a bonus to the officers as part of their compensation package.

9.1.2
The entitlement to a bonus will be determined according to measureable quantitative criteria (hereinafter: “the measureable bonus”) and qualitative criteria (hereinafter: “the discretionary component”).

9.1.3	An officer who has worked less than one full calendar year will be entitled to a proportionate annual bonus according to his period of employment, insofar as he is entitled to a bonus.

Measurable bonus for the Company’s Chairman of the Board and President

9.1.4	The Company’s Chairman of the Board and President will be entitled to a bonus deriving from the consolidated profit rate before tax and before bonuses (hereinafter: “the determining profit”).

The annual bonus of these officers shall be 3% of the determining profit, and 5% of the determining profit if the profit is higher than NIS 3 million.

9.1.5	The annual measureable bonus ceiling shall not exceed 200% of the annual management fees of these officers.

1 “Monthly salary” as relating to an officer who is an employee of the Company is the gross base salary without any gross ups, grants, social and/or related benefits or any other grant/payment, and as relating to an officer who provides services to the Company for management fees – 70% of the monthly amount paid to that officer against an invoice, as applicable.

Measurable bonus for the CEO

9.1.6	The CEO’s measurable bonus shall not exceed 8 monthly salaries.

9.1.7	The bonus mechanism:

▪
An operating profit target before bonuses and operating financing expenses will be determined at the beginning of each year (hereinafter: “the profit target”). The profit target will be determined at the beginning of each year and be approved by the compensation committee.

▪	Achieving the profit target will entitle the CEO to a bonus of 0.25%-0.5% of the profit target.

▪	Furthermore, if the actual profit is higher than the profit target, the CEO will be entitled to an additional bonus of 0.5%-1% of the difference between the actual profit and the profit target.

▪	The CEO will not be paid a measurable bonus in any case of the actual profit being lower than NIS 18 million.

9.1.8	Bonus payment deferral:

If the measurable bonus is higher than 6.5 salaries, then the bonus in excess of 6.5 salaries will be deferred and paid after issuance of the financial statements for the following year. The aforesaid excess bonus will be paid according to the following calculation:

▪
The bonus for the previous year will be recalculated, and the profit from the previous year will be reduced only by a negative difference in respect of the following year. A negative difference exists when 60% of the target profit in the following year or NIS 18 million (whichever higher), is higher than the actual profit in the following year, and it is equal to the difference between them. This calculation will provide an updated result of the previous year’s profit and the number of bonus salaries for the previous year will be recalculated on its basis (hereinafter: “updated previous year bonus”).

▪
If the number of bonus salaries in the updated bonus calculation for the previous year is still higher than the number of salaries calculated for the CEO in the previous year, the CEO will be paid the excess amount. If the updated previous year bonus is lower than the number of salaries calculated for the CEO in the previous year, the CEO will not be paid the excess amount.

Measurable bonus for the Deputy CEO and other officers

9.1.9	The measurable bonus for the Deputy CEO and other officers shall not exceed 4 and 2 monthly salaries, respectively.

9.1.10	The bonus mechanism:

The profit target for these officers will be the same as the profit target for the CEO, with the bonus being calculated according to the achieved rate of the profit target.

▪	Achieving the profit target will entitle the Deputy CEO and other officers to a bonus of up to 0.15% and 0.1%, respectively, of the profit target.

▪
Furthermore, if the actual profit is higher than the profit target, the Deputy CEO and other officers will be entitled to an additional bonus of 0.4% and 0.2%, respectively, of the difference between the actual profit and the profit target.

▪	These officers will not be paid a measurable bonus in any case of the actual profit being lower than NIS 18 million.

9.1.11	Commissions

In addition to the measureable bonus, the Company will be permitted to pay trade and sales officers a sales commission and other commissions according to a graded commission program that will be defined at the beginning of each year. The commissions will be based on sales volumes and/or a similar quantitative measure. The amount of the annual commissions to these officers shall not exceed 6 monthly salaries.

Bonus for discretionary component

9.1.12
The CEO, Deputy CEO and other officers will be entitled to an annual bonus that will be determined by the compensation committee, while taking into consideration the officer’s performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect of this component will include, inter alia:

▪	The person in charge’s evaluation of the personal contribution of the officer to the Company’s performance, achieving its objectives, maximizing its profits and its success.

▪	The person in charge’s evaluation of the quality of the officer’s performance.

▪	A material change in the duties of the officer.

▪	The Company’s need for retaining officers having special skills, knowledge or expertise.

▪	Compliance with internal procedures, legal and/or regulatory objectives.

▪	The officer’s level of responsibility.

The qualitative evaluation will be performed by the person in charge of the officer. The qualitative evaluation of the CEO will be performed by the Company’s Board of Directors and/or compensation committee.

9.13	The bonus in respect of this component shall not exceed 2 monthly salaries for the CEO and one monthly salary for the Deputy CEO and other officers.

Other bonus related terms

9.1.14
Subject to that mentioned in agreements that exist on the date of approving this policy, after receiving the compensation committee’s recommendation, the Company’s Board of Directors has the authority to reduce the variable compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

9.1.15
The compensation committee and Board of Directors are permitted to approve a proportionate bonus when employment is terminated during the year, insofar as the officer was not dismissed under circumstances justifying the non-payment of severance pay.

Payback of compensation granted on the basis of incorrect financial information (clawback)

9.1.16
An officer will be required to return to the Company any surplus amounts that he was paid as part of his employment terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements over a three year period following the date of approving the bonus. It is clarified that restatement following a change in accounting policy or first time adoption of an accounting policy shall not result in the Company demanding from the officer to return amounts that were paid.

9.1.17
The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the officer and the amount that would have been received according to the amended data restated in the Company’s financial statements.

9.2	Share-based payment

9.2.1	A share-based payment strengthens the correlation between the officer’s compensation and the maximizing of value for the Company’s shareholders.

9.2.2
The Company reserves the right to grant to the officers restricted shares, options to ordinary shares and any other type of share-based payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.

9.2.3
If the Company should grant share-based compensation to an officer of the Company, the annual benefit in respect of this compensation will be subject to the ceilings described hereunder (for this purpose the annual benefit will not be defined according to accounting standards but will be the result obtained from dividing the economic value of the share-based compensation on its grant date by the number of years required for the share-based compensation to fully vest2):

-
The Company’s Chairman of the Board and President: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 50% of the annual management fees of each one of these officers.

-	The CEO: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 40% of the annual salary cost.

-	The Deputy CEO and other officers: the amount of the annual benefit in respect of the share-based compensation on the grant date shall not exceed 20% of the annual salary cost.

9.2.4
A period of at least 3 years from the grant date will be required until the full vesting of the equity compensation granted to an officer, and the exercise period of the first portion will be no less than one year. In addition, the Company will be permitted to adopt a policy of annual grants with each portion vesting after two years.

9.2.5
The officer’s eligibility to share-based compensation upon termination of the work relations will be in accordance with the definitions of the share-based compensation plans that were or will be adopted by the Company, with reference to the  terms for such plans as they are accepted in the market.

10.	Ratio between the Fixed Compensation Components and the Variable Components

10.1	The Company’s Chairman of the Board and President

The ratio between the variable components and the fixed component shall not exceed 250%.

10.2	The Company’s CEO

The ratio between the variable components and the fixed component shall not exceed 100%.

10.3	The Deputy CEO and other officers

The ratio between the variable components and the fixed component shall not exceed 50% for the Deputy CEO and 45% for the other officers (for the other officers involved in trade and sales this ratio shall not exceed 80%).

11.	Directors’ Remuneration (Other than the Company’s Chairman of the Board and President)

11.1
The remuneration of the Company’s external directors and independent directors will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (hereinafter: “the Remuneration Regulations”), and will include an annual remuneration, remuneration for participation in meetings of the Board of Directors and/or its committees, and any other benefit (including reimbursement of expenses) that is granted to directors by law.

11.2
The annual remuneration and participation remuneration shall not exceed the maximum amounts provided in the Remuneration Regulations, according to the Company’s level. With regard to an expert external director who meets the criteria provided in the Remuneration Regulations, the maximum amounts will be higher, all as provided in the Remuneration Regulations.

2 Without taking into consideration the accounting reduction for anticipated turnover rates.

11.3
For remote participation in meetings of the Board of Directors and/or its committees by electronic means (conference calls, conference video calls, etc.) and for participation in board decisions without actually meeting, the directors will be paid a partial amount according to that provided in the Remuneration Regulations.

12.	Release, Indemnification and Insurance of Officers

12.1	Insurance of directors and officers

The directors and officers will be covered by a directors and officers liability insurance policy that will be acquired by the Company according to the provisions of the law from time to time. The amount of the maximum insurance coverage shall not exceed US$ 15 million. The annual insurance fee shall not exceed US$ 100 thousand.

12.2	Release and indemnification letters to directors and officers

The Company may provide release and indemnification letters to the directors and officers according to the version approved from time to time by the authorized bodies of the Company.

The overall amount of the indemnification to the officers shall not exceed a percentage of the Company’s equity as specified in the Company’s articles (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Messrs. Gil Hochboim and Raviv Segal, and each of them severally, each with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company, to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81106 Israel, on November 28, 2013 at 4:00 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

November 28, 2013

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	A) Re-election of Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-election of Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Re-election of Mr. Chaim Gertal as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.
To approve the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s Independent Auditors for the year ending December 31, 2013, and for the period until the next Annual General Meeting of the Company’s shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	To approve the Compensation Policy for the Company's directors and officers.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

4.	To approve an annual bonus payment to the Company's Chief Executive Officer, Mr. Gil Hochboim.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 4?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

5.	To approve an equity grant of 200,000 options to the Company's Chairman of the Board of Directors, Mr. Zwi Williger.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 5?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

6.	To approve an equity grant of 200,000 options to the Company's President and Director, Mr. Joseph Williger.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a personal interest in the approval of proposal 6?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

7.	To approve an equity grant of 30,000 options to the Company's Chief Executive Officer, Mr. Gil Hochboim.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 7?  (MUST BE COMPLETED FOR VOTE TO BE COUNTED).

YES ☐	NO ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________ Signature: __________________________________ Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.